Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

February 17, 2005

2004 Record Results

Total reports sharply higher 2004 results:
•	+23% to 9.04 billion euros for adjusted net income[1]
•	+27% to 14.68 euros for adjusted earnings per share
•	+35% to 11.2 billion for adjusted net income expressed in dollars[2]
•	+40% to 18.26 for adjusted earnings per share expressed in dollars

Proposed 2004 dividend of 5.40 euros per share, a 15% increase

•   Results expressed in dollars2-3

4th quarter 2004			Full year 2004

3.27 B$	+57%	Adjusted net income[1]	11.2 B$	+35%

5.36 $/share	+62%		18.26 $/share	+40%

4.20 B$	+122%	Net income	12.0 B$	+50%

•   Results in euros3

4th quarter 2004			Full year 2004

2.52 B€	+44%	Adjusted net income[1]	9.04 B€	+23%

4.13 €/share	+48%		14.68 €/share	+27%

3.24 B€	+104%	Net income	9.61 B€	+37%

[1]	adjusted net income = net income (Group share) adjusted for special items and excluding Total’s equity share of amortization of goodwill and intangible assets related to the Sanofi-Aventis merger (153 M€ for the fourth quarter and full year 2004)
[2]	dollar amounts represent euro accounts converted at the average €/$ exchange rate for the period (1.2977 dollars per euro in the fourth quarter 2004, 1.1891 in the fourth quarter 2003, 1.2439 for the full year 2004, and 1.1312 for the full year 2003)
[3]	percent change relative to the same 2003 period

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Paris, February 17, 2005 - The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on February 16, 2005 to review the fourth quarter 2004 results and to close the 2004 consolidated and parent company accounts.

Commenting on the results, Thierry Desmarest said :

« The 2004 market environment has been favorable for the oil industry. The combination of very high oil prices, a sharp increase in refining margins and a rebound in petrochemical margins during the second half of the year allowed the Group to reach a new record level of earnings, 9.04 billion euros for adjusted net income, or an increase of 23% compared to 2003, despite the decline in the dollar.

Thanks to the commitment of our teams, we enjoyed solid operational performance by the business segments, particularly the continued growth of Upstream production, as well as ongoing productivity programs, which made significant contributions to the results.

Adjusted earnings per share increased by 27% to 14.68 euros. Expressed in dollars, the increase was 40%.

Total pursued a large investment program of more than 8.7 billion euros, while offering, through a combination of dividends and buybacks, the best return to shareholders among the major oil companies.

Total is confident that it can extend its long-term profitable growth largely through exploration successes and through giant projects currently being negotiated.»

•   Total – consolidated accounts

4Q04	4Q03%		in millions of euros	2004	2003	%
34,832	27,533	+27%	Sales	122,700	104,652	+17%
5,077	3,209	+58%	Operating income from business segments adjusted for special items	17,123	13,004	+32%
3,460	2,652	+30%	• Upstream	12,820	10,476	+22%
1,192	400	+198%	• Downstream	3,217	1,970	+63%
425	157	+171%	• Chemicals	1,086	558	+95%
2,504	1,633	+53%	Net operating income from business segments adjusted for special items	8,792	6,973	+26%

2,366	1,747	+35%	Net income adjusted for special items	8,886	7,344	+21%
2,519	1,747	+44%	Adjusted net income*	9,039	7,344	+23%
3,237	1,590	+104%	Net income	9,612	7,025	+37%
4.13	2.79	+48%	Adjusted earnings per share (euros)	14.68	11.56	+27%

3,192	2,810	+14%	Investments	8,668	7,728	+12%
654	578	+13%	Divestments at selling price	1,192	1,878	-37%
3,688	2,282	+62%	Cash flow from operating activities**	14,429	12,487	+16%

*	adjusted for special items and excluding Total’s equity share of amortization of goodwill and intangible assets related to the Sanofi-Aventis merger
**	includes disbursements related to the Toulouse-AZF reserve of 29 M€ in the fourth quarter 2004, 85 M€ in the fourth quarter 2003, 316 M€ for the full year 2004 and 719 M€ for the full year 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Number of shares

4Q04	4Q03%		millions	2004	2003	%
609.4	625.6	-3%	Fully-diluted weighted-average shares	615.9	635.1	-3%

•   Market environment

4Q04	4Q03%			2004	2003	%
1.30	1.19	-8%*	€/$	1.24	1.13	-9%*
44.0	29.4	+50%	Brent ($/b)	38.3	28.8	+33%
42.4	18.9	+124%	European refining margins TRCV ($/t)	32.8	20.9	+57%

*	change in the dollar versus the euro

•   Special items

4Q04	4Q03	in millions of euros	2004	2003
(847)	(25)	Impact of special items on operating income from business segments	(847)	(25)
(119)	(1)	• Restructuring charges	(119)	(1)
(631)[a]	(17)	• Impairments	(631)[a]	(17)
(97)[b]	(7)	• Other	(97)[b]	(7)
871	(157)	Impact of special items on net income	726	(319)
1,690	—	• Gain on dilution from the Sanofi-Aventis merger net of Total’s share of special items related to purchase accounting	1,690	—
53	(8)	• Gain/(loss) on asset sales	53	22
—	—	• Additional Toulouse-AZF reserve	(98)	—
(100)	(110)	• Restructuring charges and early retirement plans	(143)	(144)
(688)[c]	(11)	• Impairments	(688)[c]	(11)
(84)	(28)	• Other	(88)	(186)[d]

•   Adjustment for amortization of Sanofi-Aventis merger-related intangibles

4Q04	4Q03	in millions of euros	2004	2003
(153)	—	Impact on equity income from Total’s share* of amortization of goodwill and intangible assets related to Sanofi-Aventis merger	(153)	—

*	based on 13% ownership of Sanofi-Aventis at December 31, 2004

[a]	including (597) M€ in the Chemicals segment
[b]	including (92) M€ for a provision for environmental remediation in the Chemicals segment
[c]	including (553) M€ in the Chemicals segment
[d]	including (155) M€ for a provision for alleged anti-competitive practices in the Chemicals segment

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Total’s fourth quarter 2004 results

>	Operating income

Compared to the fourth quarter 2003, the fourth quarter 2004 was marked by sharp increases in crude oil prices and refining margins. The Brent price rose by 50% to an average of 44.0 $/b. European refining margins (TRCV) hit a record high of 42.4 $/t on average for the quarter. Over the same period, petrochemical margins rebounded.

The positive impact of the improved oil and chemicals environment was partially offset by the 8% decrease in the dollar relative to the euro.

In this context, the operating income from the business segments adjusted for special items increased by 58% to 5,077 million euros (M€) in the fourth quarter 2004 from 3,209 M€ in the fourth quarter 2003.

Special items had a negative impact of 847 M€ on fourth quarter 2004 operating income from the business segments, primarily due to the impairment of assets in the vinyl products and polyethylene activities in Europe.

In the fourth quarter 2003, special items had a negative impact of 25 M€ on operating income from the business segments.

Net operating income adjusted for special items increased by 53% to 2,504 M€ in the fourth quarter 2004 from 1,633 M€ in the fourth quarter 2003. The lower percentage increase, relative to the increase in operating income, is due primarily to a higher effective tax rate in the fourth quarter 2004.

>	Net income

Net income adjusted for special items rose to 2,366 M€ in the fourth quarter 2004 from 1,747 M€ in the fourth quarter 2003.

Special items had a net positive impact of 871 M€ on fourth quarter 2004 net income and were comprised mainly of :

•	positive impacts primarily from the gain on dilution related to the merger of Sanofi and Aventis, net of the impact on equity income of Total’s share of items recorded by Sanofi-Aventis as part of the merger (restructuring charges, write-offs of certain in-progress R&D costs, and charges resulting from the adjustment of inventories to market value);
•	partially offsetting the above were negative impacts primarily from the after-tax effect of the special items affecting operating income, notably the asset impairments related to the vinyl products and polyethylene activities in Europe, as well as impairments of goodwill in the Chemicals and Upstream segments.

In the fourth quarter 2003, special items had a negative impact on net income of 157 M€.

Fourth quarter 2004 net income includes a net negative impact of 153 M€ on equity income from affiliates for Total’s share of the amortization of goodwill and intangible assets related to the Sanofi-Aventis merger.

Adjusted net income, which excludes this 153 M€ negative impact as well as the special items, rose to 2,519 M€ in the fourth quarter 2004, an increase of 44% compared to the fourth quarter 2003.

During the fourth quarter 2004, the Group bought back 6.05 million of its shares for 1.0 billion euros (B€).

Adjusted earnings per share, based on 609.4 million fully-diluted weighted-average shares, increased to 4.13 euros from 2.79 euros in the fourth quarter 2003, an increase of 48%, which is a higher percentage increase than for the adjusted net income thanks to the accretive effect of share buybacks during 2004.

Net income rose to 3,237 M€ in the fourth quarter 2004 from 1,590 M€ in the fourth quarter 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

>	Cash flow

Cash flow from operating activities increased to 3,688 M€, a 62% increase compared to the fourth quarter 2003. Excluding disbursements related to the Toulouse-AZF reserve of 29 M€ in the fourth quarter 2004 and 85 M€ in the fourth quarter 2003, the increase in cash flow from operating activities would have been 57%.

Investments rose to 3,192 M€, or about 4.1 B$, including 0.6 B$ of assets received in a swap with Gaz de France involving the gas transmission and supply companies Gaz du Sud-Ouest (GSO) and Compagnie Francaise du Methane (CFM).

Divestments in the fourth quarter 2004 were 654 M€, or about 0.8 B$, including assets transferred to Gaz de France as part of a swap (approximately 0.2 B$) and the sale of some financial participations.

Net cash flow4 was 1,150 M€ in the fourth quarter 2004 compared to 50 M€ in the fourth quarter 2003.

[4]	net cash flow = cash flow from operating activities + divestments - investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Upstream

>	Results

4Q04	4Q03%		in millions of euros	2004	2003	%
3,460	2,652	+30%	Operating income adjusted for special items	12,820	10,476	+22%
1,422	1,395	+2%	Net operating income adjusted for special items	5,834	5,259	+11%

2,246	1,748	+28%	Investments	6,170	5,302	+16%
322	119	+171%	Divestments at selling price	637	428	+49%
3,077	2,190	+41%	Cash flow from operating activities	10,316	9,214	+12%

Operating income from the Upstream segment adjusted for special items increased by 30% to 3,460 M€ in the fourth quarter 2004 from 2,652 M€ in the fourth quarter 2003.

Fourth quarter 2004 net operating income from the Upstream segment adjusted for special items was 1,422 M€, an increase of 2%.

This increase, which is significantly lower than the percentage increase for operating income, is due primarily to two factors:

•	a higher average tax rate in the fourth quarter 2004 compared to the fourth quarter 2003, due mainly to an increase in production taxed at higher-than-average rates (Nigerian concessions) and to the temporary decrease in production that is taxed at lower-than-average rates (shut-down of the Sincor upgrader in Venezuela and suspended Gulf of Mexico production following Hurricane Ivan),

•	the impact of reallocating the full-year 2003 contribution of Cepsa in the fourth quarter 2003 ; if the reallocation had been made since the beginning of 2003, the increase in the fourth quarter 2004 Upstream net operating income would have been 10%.

The strong increase in cash flow from Upstream operating activities was related primarily to the fourth quarter 2004 decrease in working capital.

>	Production

4Q04	4Q03%		Upstream production	2004	2003	%
2,628	2,588	+2%	Hydrocarbon production (kboe/d)	2,585	2,539	+21%
1,684	1,697	-1%	• Liquids (kb/d)	1,695	1,661	+2%
5,323	4,865	+9%	• Gas (Mcfd)	4,894	4,786	+2%

Hydrocarbon production rose to 2,628 thousand equivalent barrels per day (kboe/d) in the fourth quarter 2004 compared to 2,588 kboe/d in the fourth quarter 2003, representing an increase of 1.5%.

Adjusted for the negative impact of higher oil and gas prices on entitlement volumes from production sharing and buy-back contracts5 (« price effect »), the underlying increase in production was 4%.

The main contributions to the production growth came from Nigeria, notably the Amenam field, Libya, Angola and Indonesia.

[5]	approximately 27% of Total’s 2004 production was covered by production sharing and buy-back contracts

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

For the full year 2004, hydrocarbon production increased by 2%. Liquids production increased by 2% to 1,695 kb/d, and gas production also increased by 2%.

Adjusted for the price effect, 2004 hydrocarbon production growth was 3.7% in 2004.

In addition to numerous start-ups during the year, notably Yucal Placer in Venezuela, Skirne Byggve in Norway, and Peciko Phase III in Indonesia (where operated production set a new record high), production ramp-ups on fields launched in 2003, including Amenam in Nigeria, Matterhorn in the US and Jasmin in Angola, contributed strongly to 2004 production growth.

>	12/31/04 Reserves

Reserves at December 31	2004	2003	%
Hydrocarbon reserves (Mboe)	11,148	11,401	-2%
• Liquids (Mb)	7,003	7,323	-4%
• Gas (Bcf)	22,785	22,267	+2%

Proved reserves, calculated according to SEC rules, were 11,148 Mboe at December 31, 2004. At the current production rate, the reserve life is 11.8 years. The negative impact on proved reserves related to the application of high year-end prices as required by the SEC (Brent at 40.47 $/b on 12/31/2004) was approximately 270 Mboe.

The reserve replacement rate6 for the 2002-2004 period, based on SEC rules, was 120% for the consolidated subsidiaries only and 106% for the Group.

Excluding the impact of changes in year-end prices and using a Brent 25 $/b scenario, the reserve replacement rate for the 2002-2004 period would be 131% for the consolidated subsidiaries only and 116% for the Group.

Over the same period, for consolidated subsidiaries only, the finding cost7 was 0.8 $/boe and the reserve replacement cost8 was 5.4 $/boe.

As of year-end 2004, Total’s portfolio of proved and probable reserves9 is solid and diversified, representing close to 20 years of production at the current rate10.

>	Recent highlights

Successful exploration in the fourth quarter 2004 included discoveries, such as in Nigeria west of the Usan field (Total-operated, 20%), in Bolivia on the Ipati block (Total-operated, 80%) and in Algeria on the Timimoun permit (Total-operated, 63.75%).

In addition, Total announced that it entered the Béchar permit in Algeria with an 80% interest.

Since the start of 2005, Total has announced a new extension of the Usan discovery in Nigeria, the acquisition of a 49% interest in Block 4 of Plataforma Deltana in Venezuela, participation in two exploration blocks in the Australian deep offshore and on two blocks in Mauritania.

Also during the fourth quarter 2004, in Venezuela the Sincor upgrader was debottlenecked, increasing its capacity to 215 kb/d. The upgrader was restarted early in December as expected.

[6]	ratio of changes in reserves excluding production (i.e. revisions, discoveries, extensions, acquisitions, sales of reserves) divided by production
[7]	(explorations costs + unproved property acquisition) / (revisions + discoveries, extensions of reserves)
[8]	(exploration and development costs + proved and unproved acquisitions) / (revisions + discoveries, extensions + acquisitions of reserves)
[9]	see disclaimer on page 16
[10]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a Brent 25 $/b environment

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

In Upstream LNG, sales11 grew by 7% in 2004, and the Group took important new steps, notably signing an agreement in Iran to set the general framework for the Pars LNG project (Total 30%).

At the beginning of 2005, Yemen LNG (Total 42.9%, project leader) signed three heads of agreements to sell LNG over 20 years to Tractebel (2.5 Mt/y), Total (2 Mt/y) and Kogas (1.3 to 2 Mt/y). Calls for tenders on the development of the project have been issued.

In mid-stream gas, Total and Gaz de France signed the final agreements to swap interests in GSO and CFM and giving the Group access to regasification capacity of 2.25 Bm3/year12 in the Fos Cavaou terminal currently under development in the south of France.

In addition, Total has secured regasification capacity of 10 Bm3/year, over a period of 20 years starting in 2009, at the Sabine Pass LNG receiving terminal, which is under development in Louisiana (US).

[11]	Total share, excluding trading
[12]	1 Bm3/y = approx. 0.1 Bcfd

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	Downstream

>	Results

4Q04	4Q03%		in millions of euros	2004	2003	%
1,192	400	+198%	Operating income adjusted for special items	3,217	1,970	+63%
834	182	+358%	Net operating income adjusted for special items	2,302	1,460	+58%

623	704	-12%	Investments	1,516	1,235	+23%
73	346	-79%	Divestments at selling price	200	466	-57%
159	(213)	ns	Cash flow from operating activities	3,111	3,099	—

Operating income from the Downstream segment adjusted for special items increased by 198% to 1,192 M€ from 400 M€ in the fourth quarter 2003.

The increase was due mainly to a sharp improvement in the refining environment during the fourth quarter 2004, despite a decline in the dollar. Strong distillate demand in Europe combined with an increase in the price differential between heavy and light grades of crude created favorable market conditions that were only partially reflected by the increase in TRCV margins.

Downstream results also continued to benefit from self-help programs.

Net operating income from the Downstream segment adjusted for special items rose to 834 M€ in the fourth quarter 2004 from 182 M€ in the fourth quarter 2003.

The larger increase, relative to the increase in operating income, is due mainly to the negative impact on the Downstream segment of allocating the full-year 2003 contribution of Cepsa among the operating segments starting in the fourth quarter 2003, versus the former practice of including the entire Cepsa contribution in the Downstream segment only.

>	Refinery throughput

4Q04	4Q03%		Refinery throughput (kb/d)	2004	2003	%
2,485	2,602	-4%	Total refinery throughput*	2,496	2,481	+1%
951	1,069	-11%	France	995	968	+3%
1,202	1,199	—	Rest of Europe*	1,188	1,200	-1%
332	334	-1%	Rest of world	313	313	—

*	includes share of Cepsa

Refinery throughput was 2,485 kb/d in the fourth quarter 2004. The utilization rate was 92% despite major turnarounds for maintenance at refineries in Dunkirk, Vlissingen and Antwerp.

For the full year 2004, refinery throughput increased by 1% to 2,496 kb/d compared to 2,481 kb/d in 2003. The utilization rate rose to 93% in 2004 from 92% in 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 157 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

>	Recent highlights

Total announced in October the signing of a joint venture with Sinochem for the creation of a network of 200 service stations in northern China, where the two companies are already working together at the Dalian refinery.

In November, Total acquired a service station network in Puerto Rico that has about a 6% market share.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Chemicals

>	Results

4Q04	4Q03%		in millions of euros	2004	2003	%
5,245	4,335	+21%	Sales	20,042	17,260	+16%
425	157	+171%	Operating income adjusted for special items	1,086	558	+95%
248	56	+343%	Net operating income adjusted for special items	656	254	+158%

292	327	-11%	Investments	905	1,115	-19%
54	94	-43%	Divestments at selling price	122	891	-86%
327	172	+90%	Cash flow from operating activities	556	268	+107%

*	includes disbursements related to the Toulouse-AZF reserve of 29 M€ in the fourth quarter 2004, 85 M€ in the fourth quarter 2003, 316 M€ for the full year 2004 and 719 M€ for the full year 2003

Chemicals sales increased by 21% to 5,245 M€ in the fourth quarter 2004 from 4,335 M€ in the fourth quarter 2003.

Operating income adjusted for special items increased sharply to 425 M€ from 157 M€ in the fourth quarter 2003.

This performance was due mainly to a higher contribution from base chemicals, reflecting the rebound in petrochemicals that began in the third quarter 2004. The improvement in the utilization rate of the steamcrackers compared to the fourth quarter 2003 allowed the Group to benefit fully from the favorable market conditions.

In the fourth quarter 2004, margins for the Intermediates improved despite the weakness of the dollar and an increase in raw material costs.

Specialties continued to perform well in terms of results and cash flow.

Net operating income from the Chemicals segment adjusted for special items rose to 248 M€ in the fourth quarter 2004 from 56 M€ in the fourth quarter 2003.

>	Recent highlights

Arkema, an entity comprised of three activities (Vinyl Products, Industrial Chemicals and Performance Polymers) was created on October 1, 2004. Its management team is building an organization that will allow Arkema to be spun-off as an independent entity in 200613.

In January 2005, Arkema announced a plan to restructure its vinyl products business in France, to improve the performance of its chlorochemicals chain.

[13]	subject to market conditions and after informing/consulting with labor representatives

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Total’s full year 2004 results

Consolidated sales increased by 17% to 122,700 M€ in 2004 from 104,652 M€ in 2003.

>	Operating income

Operating income from the business segments adjusted for special items increased by 32% to 17,123 M€ from 13,004 M€ in 2003.

The 4.1 B€ increase from 2003 to 2004 in operating income from business segments adjusted for special items is due primarily to the 3.7 B€ improvement in the market environment, which includes:

•	+ 3.1 B€ higher oil and gas prices[14]
•	+ 1.5 B€ stronger refining environment, including benefits not reflected in the higher TRCV margin[15]
•	- 1.1 B€ decline in the dollar relative to the euro
•	+ 0.3 B€ better market conditions for Chemicals
•	- 0.2 B€ weaker environment for marketing
•	+ 0.1 B€ stronger environment for shipping

In the Upstream segment, the benefit of 3.7% underlying production growth was partially offset by an increase in technical costs to 8.0 $/boe in 2004. More than half of the 0.7 $/boe increase in technical costs compared to 2003 is due to the impacts of foreign exchange and of the price effect on production volumes (production sharing and buy-back contracts).

In the Downstream segment, self-help programs contributed 0.15 B€ to the improvement in 2004 operating income.

In the Chemicals segment, the 12% increase in olefin production (which includes the integration of the Total-Samsung JV in South Korea) and ongoing self-help programs contributed 0.2 B€ to the improvement in operating income.

Special items had a negative impact of 847 M€16 on operating income from the business segments in 2004.

In 2003, special items had a negative impact of 25 M€16 on operating income from the business segments.

Net operating income from the business segments adjusted for special items increased by 26% to 8,792 M€ in 2004 from 6,973 M€ in 2003. The lower percentage increase, relative to the increase in operating income, is due primarily to a higher effective tax rate in 2004.

>	Net income

Net income adjusted for special items increased to 8,886 M€ from 7,344 M€ in 2003.

Special items had a positive effect on net income of 726 M€16 in 2004. In 2003, special items had a negative effect on net income of 319 M€16.

Adjusted net income for 2004, which excludes the negative impact of 153 M€ on equity income for Total’s share of the amortization of goodwill and intangible assets related to the Sanofi-Aventis merger as well as special items, showed an increase of 23% to 9,039 M€ as compared to 7,344 M€ in 2003.

In 2004, the Group bought back 22.55 million of its shares for 3.55 B€. In January 2005, the Group bought back 1.5 million of its shares for 0.24 B€.

At December 31, 2004, there were 607.4 million fully-diluted shares compared to 625.1 million fully-diluted shares at the end of 2003.

[14]	this amount takes into account the fact that the change in the average gas price realization between 2003 and 2004 was smaller than the change in the average liquids price realization ; in 2004, the average gas price increased by 14% to 3.74 $/Mbtu while the average liquids price increased by 31% to 36.8 $/b
[15]	mainly on the valorization of products and the cost of feedstock
[16]	special items are shown in the table on page 3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Adjusted earnings per share, calculated based on 615.9 million fully-diluted shares in 2004, was 14.68 euros compared to 11.56 euros in 2003, an increase of 27%, reflecting the accretive effect of the share buyback.

Reported net income increased to 9,612 M€ in 2004 from 7,025 M€ in 2003.

>	Cash flow

Cash flow from operating activities rose to 14,429 M€ in 2004, a 16% increase compared to 2003. Excluding disbursements related to the reserve for Toulouse-AZF of 316 M€ in 2004 and 719 M€ in 2003, cash flow from operations increased by 12%.

In 2004, investments were 8,668 M€, or about 10.7 B$, in line with estimates made using an exchange rate assumption of 1.1 dollars per euro.

Divestments in 2004 were 1,192 M€, including sales of financial participations and, in the Upstream segment, sales of non-strategic assets and asset swaps with Gaz de France involving GSO and CFM in France.

Net cash flow was 6,953 M€ in 2004 compared to 6,637 M€ in 2003.

The net-debt-to-equity ratio was 26.7% at December 31, 2004 compared to 25.9% at December 31, 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   2005 Sensitivities

Sensitivities 2005(e)[17]
	Change	Operating income	Net income
€/$	+ 0.1 $/€	- 1.05 B€	- 0.60 B€
Brent	+ 1 $/b	+ 0.45 B€	+ 0.20 B€
Refining margins TRCV	+ 1 $/t	+ 0.09 B€	+ 0.06 B€

•   Total S.A. parent company accounts and proposed dividend

The parent company, Total S.A., reported net earnings of 3,443 M€ in 2004 compared to 3,272 M€ in 2003. The Board of Directors, after closing the accounts, decided to propose at the May 17, 2005 Annual General Meeting a dividend of 5.40 euros per share for 2004, a 15% increase compared to 2003.

The pay-out ratio for Total in 2004, based on adjusted net income, would be 37%, above the average of the other majors18.

Taking into account the interim dividend payment of 2.40 euros per share made on November 24, 2004, the remaining dividend payable of 3 euros per action will be paid on May 24, 2005.

•   Adoption of IFRS accounting

As indicated in the September 5, 2004 presentation, impacts related to the adoption of International Financial Reporting Standards (IFRS), effective as of January 1, 2004 for the balance sheet and 2004 results, will be published in April 2005. There will be a conference call on April 13, 2005 to review the main elements of the change to IFRS.

[17]	based on reference environment : Brent = 25 $/b ; TRCV = 15 $/t ; €/$ = 1.25
[18]	ExxonMobil, BP, RD/Shell, ChevronTexaco

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Summary and outlook

The return on average capital employed (ROACE19) for Total was 24% in 2004, which was at the highest level among the majors. Profitability increased in 2004 for all business segments :

•	Upstream ROACE increased to 35% from 29% in 2003. Recalculated using the reference environment[20], 2004 ROACE was 21%.
•	Downstream ROACE increased to 25% from 15% in 2003. Recalculated using the reference environment[20], 2004 ROACE was 13%.
•	Chemicals ROACE increased to 8.5% from 3.5% in 2003. Excluding Arkema, the 2004 Chemicals ROACE would have been 10%.
Recalculated using the reference environment[20], ROACE was 8.5% in 2004 compared to 7% in 2003.

Return on equity in 2004 was 31% compared to 26% in 2003.

The implementation of Total’s strategy requires a sustained investment program. Based on an exchange rate of €/$ 1.25, the 2005 Capex budget is approximately 12 B$, including 0.9 B$ for the proposed acquisition of a 25% stake in Novatek.

The net-debt-to-equity ratio for the Group is targeted to remain at around 25% to 30%.

Total intends to pursue a dynamic dividend policy with a target pay-out ratio of 50% over the medium term.

Since the beginning of 2005, the oil market environment has remained favorable with high oil prices, refining margins that are still strong despite a retreat from the level of the fourth quarter, and an overall favorable environment for Chemicals, although the dollar remains weak.

◆ ◆ ◆

To listen to the presentation to financial analysts by CEO Thierry Desmarest today at 11:00 (Paris time), please visit the Group’s website www.total.com or call +44 (0) 207 162 0185 from Europe or +1 334 323 6203 from the US (code: Total). For a replay, access the website or call +44 (0)207 031 4064 from Europe or +1 954 334 0342 from the US (access code 640 029).

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally.

Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. Performance measures excluding special items such as operating income, net operating income and net income adjusted for special items, are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

[19]	adjusted for special items and excluding Total’s equity share of amortization of goodwill and intangible assets related to the Sanofi-Aventis merger
[20]	Brent = 25 $/b ; TRCV = 15 $/t ; €/$ = 1.25 ; inventory at replacement cost. Downstream ROACE calculated in this reference environment is comparable to the ROACE calculated in the former reference environment (TRCV = 12 $/t ; €/$ = 1.10)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as proved and probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place de la Coupole — La Défense 6 - 92078 Paris la Défense cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Main operating information by segment
Fourth quarter and full year 2004

•   Upstream

			Combined liquids and gas
4Q04	4Q03%		production by region (kboe/d)	2004	2003	%
858	891	-4%	Europe	832	880	-5%
840	770	+9%	Africa	813	723	+12%
37	56	-34%	North America	61	59	+3%
255	232	+10%	Far East	245	232	+6%
442	414	+7%	Middle East	412	441	-7%
187	214	-13%	South America	213	196	+9%
9	11	-18%	Rest of world	9	8	+13%

2,628	2,588	+2%	Total*	2,585	2,539	+2%

*	including production from consolidated subsidiaries of 2,253 kboe/d in 2004 and 2,210 kboe/d in 2003

4Q04	4Q03%		Liquids production by region (kb/d)	2004	2003	%
442	458	-3%	Europe	424	460	-8%
720	697	+3%	Africa	730	646	+13%
2	4	-50%	North America	16	4	x4
29	25	+16%	Far East	31	25	+24%
382	361	+6%	Middle East	357	388	-8%
100	141	-29%	South America	128	130	-2%
9	11	-18%	Rest of world	9	8	+13%

1,684	1,697	-1%	Total*	1,695	1,661	+2%

*	including production from consolidated subsidiaries of 1,411 kb/d in 2004 and 1,379 kb/d in 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

4Q04	4Q03%		Gas production by region (Mcfd)	2004	2003	%
2,267	2,373	-4%	Europe	2,218	2,286	-3%
640	371	+73%	Africa	444	404	+10%
181	267	-32%	North America	241	294	-18%
1,394	1,137	+23%	Far East	1,224	1,156	+6%
324	297	+9%	Middle East	293	283	+4%
517	420	+23%	South America	474	363	+31%
—	—	—	Rest of world	—	—	—

5,323	4,865	+9%	Total*	4,894	4,786	+2%

*	including production from consolidated subsidiaries of 4,636 Mcfd in 2004 and 4,540 Mcfd in 2003

•    Downstream

Refined product sales by region (kb/d)	2004	2003	%
Europe	2,693	2,744	-2%
Africa	306	282	+9%
Americas	605	525	+15%
Middle East	65	60	+8%
Far East	73	29	+152%
Rest of world	29	12	+142%

Total	3,771	3,652	+3%

*	includes trading and share of Cepsa

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

•   Chemicals

4Q04	4Q03%		Key figures - Chemicals (B€)	2004	2003	%
5.25	4.34	+21%	Sales	20.04	17.26	+16%
2.85	2.11	+35%	• Base chemicals and polymers	10.30	7.91	+30%
0.91	0.83	+10%	• Intermediates	3.71	3.60	+3%
1.50	1.40	+7%	• Specialties	6.02	5.74	+5%
(0.01)	0.00	ns	• Corporate — Chemicals	0.01	0.01	—
0.43	0.16	+169%	Operating income adjusted for special items	1.09	0.56	+95%
0.27	0.05	+440%	• Base chemicals and polymers	0.49	0.10	+390%
0.04	0.02	+100%	• Intermediates	0.14	0.13	+8%
0.12	0.12	—	• Specialties	0.49	0.43	+14%
0.00	(0.03)	ns	• Corporate — Chemicals	(0.03)	(0.10)	ns